Exhibit 99.1

SciSparc Granted Patent for its Core Technology From the Australian Patent Office

The Company’s most recent patent further solidifies its position within the cannabis sector, complementing existing grants in the U.S., Europe, and other key jurisdictions

TEL AVIV, Israel, Oct. 24, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it received a notice of acceptance for its patent application for the Combinations of Cannabinoids and N-Acylethanolamines (the “Patent”). The Patent aligns seamlessly with the Company’s core technologies design to enhance cannabinoids’ safety by using low dosages of active components while maintaining their therapeutic benefits.

The Patent was granted by IP Australia, the government agency in Australia that administers intellectual property rights and legislation for patents.

This Patent adds to the collection of patents previously granted in Europe, the United States and Japan, supporting the innovation of SciSparc’s technologies.

The invention relates to compositions and methods for potentiating therapeutic effects and/or reducing the side-effects of selected cannabinoids initially discovered in the cannabis plant. The Patent received protection on account of pharmaceutical compositions consisting of cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treated conditions of such pharmaceutical compositions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the ability of its core technologies to enhance cannabinoids’ safety and therapeutic effects. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055